Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

(1) RESIGNATION OF EXECUTIVE DIRECTOR,

CO-GENERAL MANAGER AND NON-EXECUTIVE DIRECTORS;

(2) APPOINTMENT OF NON-EXECUTIVE DIRECTOR;

(3) CHANGE IN COMPOSITION OF THE

COMPENSATION AND NOMINATION COMMITTEE; AND

(4) CHANGE OF AUTHORISED REPRESENTATIVE

RESIGNATION OF EXECUTIVE DIRECTOR, CO-GENERAL MANAGER AND NON-EXECUTIVE DIRECTORS

The Board hereby announces that with effect from November 2, 2023, (i) Ms. Rong Chen has resigned as an executive Director and a co-general manager, and has ceased to be a member of the compensation and nomination committee; (ii) Mr. Min Zhu has resigned as a non-executive Director; and (iii) Ms. Sin Yin Tan has resigned as a non-executive Director.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board hereby announces that Mr. Michael Guo has been appointed as a non-executive Director with effect from November 2, 2023.

CHANGE IN COMPOSITION OF THE COMPENSATION AND NOMINATION COMMITTEE

Following the resignation of Ms.  Rong Chen, Mr.  Guo has been appointed as a member of the compensation and nomination committee of the Board of the Company with effect from November 2, 2023.

CHANGE OF AUTHORIZED REPRESENTATIVE

The Board hereby announces that Ms. Rong Chen has ceased to be an authorized representative of the Company under Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and Mr. Chongfeng Shen, the chief executive officer and the chairman of the Board, has been appointed as an authorized representative of the Company under the Listing Rules with effect from November 2, 2023.

The board (the “Board”) of directors (the “Directors”, each a “Director”) of OneConnect Financial Technology Co., Ltd. (the “Company”, together with its subsidiaries and consolidated entities, the “Group”) hereby announces that (i) Ms. Rong Chen has resigned as an executive Director and a co-general manager with effect from November 2, 2023 due to her personal and family reasons; (ii) Mr. Min Zhu (“Mr. Zhu”) has resigned as a non-executive Director with effect from November 2, 2023 to focus on other business commitments; and (iii) Ms. Sin Yin Tan has resigned as a non-executive Director with effect from November 2, 2023 due to her personal and family reasons.

Each of Ms. Rong Chen, Mr. Zhu and Ms. Sin Yin Tan has confirmed that (i) he/she has no disagreement with the Board; and (ii) there is no matter relating to his/her resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”) or The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The Board would like to express its gratitude and appreciation to Ms. Rong Chen, Mr. Zhu and Ms. Sin Yin Tan for their valuable contribution to the Company during their terms in office.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board hereby announces that Mr. Michael Guo (“Mr. Guo”) has been appointed as a non-executive Director with effect from November 2, 2023.

The biographical details of Mr. Guo are set out below:

Mr. Guo, aged 51, is currently serving as the co-chief executive officer of Ping An Insurance (Group) Company of China, Ltd. (中國平安保險（集團）股份有限公司) (“Ping An”) and its subsidiaries (“Ping An Group”).

Mr. Guo joined Ping An Group in September 2019 and served as the Executive Vice President of Ping An Property & Casualty Insurance Company of China, Ltd. and the Chief Human Resources Officer of Ping An Group. Ping An is a company listed on both the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318), and is a controlling shareholder of the Company.

Prior to joining Ping An Group, Mr. Guo served as a Partner and a Managing Director at Boston Consulting Group. Mr. Guo obtained his bachelor’s degree in Information and Control Engineering from Xi’an Jiaotong University and MBA degree from the University of New South Wales.

Mr. Guo has entered into a letter of appointment with the Company under which he agreed to act as a non-executive Director for an initial term of three years commencing from November 2, 2023, which may be terminated by not less than three months’ notice in writing served by either him or the Company. The appointment of non-executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). Pursuant to his letter of appointment, Mr. Guo will not receive any director’s fee or remuneration in respect of his performance of his duties as a non-executive Director.

Saved as disclosed herein and as of the date of this announcement, Mr. Guo does not (i) have any relationship with any Directors, senior management or substantial or controlling shareholders of the Company; (ii) have any interest in the securities of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong); and (iii) hold any other position with the Company and any of its subsidiaries. Save as disclosed in this announcement, Mr. Guo does not hold any other directorships in any listed companies in Hong Kong or overseas in the last three years.

Save as disclosed above, the Board is not aware of any other matters in relation to the appointment of Mr. Guo as a non-executive Director that need to be brought to the attention of the Shareholders or any information that need to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to (v)  of the Listing Rules.

The Board would like to express its warmest welcome to Mr. Guo on his appointment.

CHANGE IN COMPOSITION OF THE COMPENSATION AND NOMINATION COMMITTEE

The Board hereby announces that following Ms. Rong Chen’s resignation, she will cease to act as a member of the compensation and nomination committee of the Board of the Company (the “Compensation and Nomination Committee”) and Mr. Guo has been appointed to act as a member of the Compensation and Nomination Committee with effect from November 2, 2023.

CHANGE OF AUTHORIZED REPRESENTATIVE

The Board further announces that Ms. Rong Chen has ceased to be an authorized representative (the “Authorized Representative”) of the Company under Rule 3.05 of the Listing Rules, and Mr. Chongfeng Shen, the chief executive officer and the chairman of the Board, has been appointed as an Authorized Representative with effect from November 2, 2023.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, November 2, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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